April 11, 2025

VIA EDGAR

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Ms. Claudia Rios

Re:	Rare Element Resources Ltd.

Registration Statement on Form S-3

File No. 333-286231

Dear Ms. Rios:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Rare Element Resources Ltd. hereby requests that the effective date of the above-referenced registration statement be accelerated so that the same will become effective at 12:00 p.m. Eastern Time on Tuesday, April 15, 2025, or as soon thereafter as is practicable.

Please advise Edward Shaoul of Davis Graham & Stubbs LLP at (303) 892-7262 when the order declaring the above-referenced registration statement effective is signed.

Sincerely,

/s/ Kenneth J. Mushinski
Kenneth J. Mushinski
Chief Executive Officer

cc:	Edward Shaoul, Esq., Davis Graham & Stubbs LLP